Exhibit 99.1

Pan American Silver Releases 2022 Sustainability Report

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 31, 2023--Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today released its 2022 Sustainability Report (the "Report") describing Pan American's approach and performance in the areas of environment, social and governance ("ESG") in 2022. The Report also includes our 2023 goals for ESG performance. A Spanish version of the Report will be released shortly.

Highlights of Pan American's 2022 ESG performance include:

  Reduced greenhouse gas ("GHG") emissions by 19% compared to the 2022 base case1.
  Reduced water use by 14% compared to the 2022 base case1.
  Secured renewable energy supply at both our operations in Mexico.
  Invested $14.7 million in local communities. In addition, Pan American spent approximately $1.4 billion on wages, supplies, services and taxes, benefiting the national, regional and local economies where our operations are located.
  Launched 'Future PAAS', a one-year professional internship program designed to attract and develop young talent for careers at Pan American.

(1) The 2022 base case was our projected 2022 water use, energy use, GHG emissions, and waste generation, as calculated using our life of mine plans adjusted for annual production guidance.

The Report has been prepared in accordance with the Global Reporting Initiative ("GRI") Standards, including the GRI Mining & Metals Sector Disclosures, and the Sustainability Accounting Standards Board ("SASB") Standard. The Report also takes into consideration the Taskforce on Climate-related Financial Disclosures ("TCFD") framework.

The acquisition of Yamana Gold Inc. ("Yamana"), which was completed on March 31, 2023, will allow Pan American to leverage the best sustainability practices of both companies and to enhance the development of long-term ESG goals. The 2022 Report focuses on the assets that the Company owned in 2022 and excludes reporting on any of the assets acquired from Yamana. The 2023 Sustainability Report, which will be issued in 2024, will incorporate information on the assets from the Yamana acquisition.

The 2022 Report marks the 13th annual Sustainability Report published by Pan American. For more information on Pan American's sustainability efforts and to access all reports, visit https://www.panamericansilver.com/sustainability/

S&P Global ranks Pan American in the top 10%

Pan American’s ESG performance in 2022 was recognized by S&P Global, which placed Pan American in the top 10% in the Metals & Mining industry in 2022, and included Pan American in the S&P Global Sustainability Yearbook 2023. This Yearbook aims to distinguish individual companies, within their industries, that have demonstrated strengths in corporate sustainability. Our improvements in ESG were also noted by Sustainalytics and Institutional Shareholder Services (ISS).

ESG Investor Conference Call - Save the Date

Pan American is planning to host its annual ESG call on September 28, 2023. Further details will be provided closer to the date.

About Pan American Silver

Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.

Contacts

Brent Bergeron
Senior VP, Corporate Affairs & Sustainability
Ph: 604-684-1175
Email: ir@panamericansilver.com

Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com